September 28, 2005


By facsimile to (858) 450-8499 and U.S. Mail


Douglas E. Scott, Esq.
Senior Vice President, General Counsel, and Secretary
SAIC, Inc.
10260 Campus Point Drive
San Diego, CA 92121

Re:	SAIC, Inc.
	Registration Statement on Form S-4
	Filed September 1, 2005
	File No. 333-128022

	Science Applications International Corporation
	Annual Report on Form 10-K for the fiscal year ended January
31,
2005 and
	Subsequent Exchange Act Reports
File No. 0-12771

Dear Mr. Scott:

	We reviewed the filings and have the comments below.

	Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

S-4

1. If applicable, comments on the S-4 are comments on the registration statement on Form S-1 that was filed by SAIC, Inc. or SAIC on September 1, 2005 and the 10-K and subsequent Exchange Act reports of Science Applications International Corporation and vice versa.

2. Comments applicable to the annual and interim financial statements should be addressed also in future periodic filings.

3. Provide updated financial statements and related disclosures for the interim period ended July 31, 2005 as required by Article 3-12 of
Regulation S-X.

4. We note that non-Rule 430A information is omitted throughout the
S-4. To the extent practicable, complete the information before you amend the S-4.

5. We note that you intend to file by amendment the legality and tax opinions. Allow us sufficient time to review the opinions before requesting acceleration of the S-4`s effectiveness.

6. We note that you refer sometimes to third parties in the registration statement, including the notes to the financial statements. For example, refer to "an independent appraiser" and "the appraiser" on page 156 and "The Company`s Venezuelan counsel" on page F-43. If you refer to third parties, you need to identify them and obtain their consent. Otherwise, you should delete all references to third parties. See Rule 436 of Regulation C under the
Securities Act.

Registration Statement`s Facing Page

7. Refer to footnote (2) under the calculation of registration fee table. You may not register an indeterminate number of shares of common stock resulting from the class A preferred stock`s conversion.
Rather, you must register an amount of shares of common stock based on a reasonable good faith estimate of the maximum amount needed.

Letter to Stockholders

8. Since the letter to stockholders is also the prospectus` outside front cover page, you must limit the letter to one page. See Item 501(b) or Regulation S-K, and revise. For example, the information in the third and fourth sentences of the third paragraph and information in the fifth paragraph are better suited for other sections of the prospectus.

9. Before discussing the technical mechanics of the merger and merger subsidiaries in the second paragraph, state in plain, clear language the effect and purpose of the reorganization and how you will achieve it. Also revise your notice of the special meeting to comply with this comment.

Table of Contents, page i

10. Move all information except that required by Item 2 of Form S-
4
in the three paragraphs on page ii so that it follows the summary
and
risk factors sections.  See Items 502 and 503(c) of Regulation S-
K.
We note that you did not include the information required by Item
2
of Form S-4.

Questions and Answers, page 1

11. The Q&A and summary sections are very lengthy. Also, you repeat information from the Q&A section in the summary section. The Q&A should not repeat information that appears in the summary, and the summary should not repeat information in the Q&A. For purposes of eliminating redundancies and grouping together like information, view the Q&A and the summary as one section. For example, discuss procedural questions such as voting procedures, appraisal procedures, transfer restrictions, the terms of the securities, and information about the initial public offering or IPO in the Q&A, and place disclosure of the substantive aspects of the merger in the summary.

12. Describe in Q2 what your "stock system" and "stock system imbalance" are. It is unclear why you had to repurchase your shares.
Please revise.

13. Delete the word "generally" in the answer to Q17 because the word
"generally" may imply that stockholders cannot rely on the disclosure. Similarly, delete the word "generally" under "Material
Federal Income Tax Consequences to Stockholders-The Merger" on
page
19. Also delete the word "general" in the first paragraph under "Material Federal Income Tax Consequences to Stockholders" on page 53 and the word "generally" in the second paragraph under "The
Special
Dividend" on page 55 for the same reason.


Summary, page 12

14. The information in the summary is very detailed and lengthy and provides too much information for summary disclosure. For example, the competitive strengths and our services and solutions subsections repeat disclosure from the business section. The summary should provide a brief overview of the most important aspects of SAIC`s business and the key aspects of the merger. Please revise. For example, under competitive strengths and our services and solutions, consider including just the captions as the disclosure under the captions is better suited for business section disclosure. See Item
503 of Regulation S-K.

Summary Consolidated Financial Data, page 24

15. We note that as part of the merger agreement you are significantly changing your capital structure by converting your class A common stock and class B common stock into class A preferred stock on a 2-for-1 and 40-for-1 basis. Include pro forma earnings per share or EPS to reflect this change in your capital structure. Refer to Article 11-01(a)(8) of Regulation S-X for guidance. Your disclosure should note your method of computing basic and diluted earnings per share according to EITF D-95 and the impact of EITF 03-6 that is effective as of February 1, 2005.

16. We note that you intend to pay your class A preferred stockholders a special dividend with the proceeds from your IPO.
Provide footnote disclosure wherever pro forma EPS is presented to advise readers about the material adverse impact that this will have on EPS in the period of the transaction. It appears that a separate risk factor on this issue also would be appropriate.

Risk Factors, page 27

17. Avoid generic conclusions in the risk factors` captions or headings and in the risk factors` discussions such as SAIC`s results of operations, business, and financial condition would or could be materially and adversely affected or would or could be harmed.
For
example, refer to the fourth, seventh, eighth, ninth, twelfth, thirteenth, fifteenth, sixteenth, eighteenth, nineteenth, twentieth, twenty-first, twenty-second, twenty-third, twenty-sixth, twenty-seventh, twenty-eighth, twenty-ninth, and thirtieth risk factors. Rather, explain specifically what the risk`s consequences or effects are for SAIC`s and its shareholders.

18. Include in each risk factor`s discussion information necessary to assess the risk, including its magnitude. For example:

* The fifth risk factor states that future sales of substantial amounts of SAIC`s new common stock could depress its stock price. Quantify the number of shares of SAIC`s new common stock that will be freely transferable without restriction or further registration. Also quantify the number of shares of new class A preferred stock that may be convertible on a one-for-one basis into shares of new common stock after the restriction periods expire.

* The ninth risk factor states that SAIC may not realize as revenues the full amounts reflected in its backlog and that SAIC`s total consolidated negotiated backlog consists of funded backlog plus negotiated unfunded backlog. Quantify the amount of backlog attributable to negotiated backlog and to negotiated unfunded backlog during each period presented in the financial statements.

* The tenth risk factor states that SAIC obtains significant revenue from indefinite delivery/indefinite quantity or IDIQ and other contracts subject to a competitive bidding process. Quantify the amount of revenue attributable to IDIQ and to other contracts such as government-wide acquisition contracts and U.S. General Services Administration Schedule contracts during each period presented in the financial statements.

* The eleventh risk factor states that SAIC`s overall profit margins on its contracts may decrease if material and subcontract or M&S revenues continue to grow at a faster rater than labor-related revenues. Quantify the amount of revenues attributable to M&S revenues and to labor-related revenues during each period presented in the financial statements.

* The twenty-sixth risk factor states that a significant amount of SAIC`s total revenues is produced by work performed by subcontractors and that a significant amount of SAIC`s total revenues is based on SAIC`s relationships with other contractors as their subcontractor or joint venture partner. Quantify the amount of SAIC`s revenues attributable to its subcontractors and to SAIC`s relationships with other contractors as their subcontractor or joint venture partner during each period presented in the financial statements.

* The thirty-first risk factor states that SAIC`s international business operations are subject to risks of conducting a business internationally. Quantify the amount of SAIC`s revenues attributable to its international business operations during each period presented in the financial statements.

19. We note that throughout your "Risks Relating to Our Business" disclosures you identify numerous risks that could have a material impact on your consolidated financial statements. However, readers are not advised whether any of these risks have had a material impact on your historical operating results. Revise your risk factors to include a discussion of your historical experience. Examples of where your disclosure could be revised include:

* The results of historical periodic reviews and investigations by the U.S. Government on compliance with procurement rules and regulations and government regulations and practices. See the eighteenth risk factor.

* The results of past audits by the Defense Contract Audit Agency or other regulatory audit of your performance on contracts, cost structure, compliance with applicable laws, regulations and standards, and internal control systems and policies, including whether any material adjustments were required to be made to contract costs. See the nineteenth risk factor.

* Your history in terms of recognizing cost overruns or losses on contracts. Specifically, state if you have recognized material losses on contracts, individually or in the aggregate, for any of the five years ended January 31, 2005 or subsequent interim periods. See the twentieth risk factor.

* Your history of compliance with environmental laws and regulations, including whether you have recognized any material costs related to your compliance with or violation of theses laws and regulations.
See the twenty-fourth risk factor.

* Your history of any subcontractor performance deficiencies or delays, including whether there was a material impact to your consolidated financial statements or customer relationships.

* Whether fluctuations in foreign exchange rates ever have had a material adverse impact on your operating results.

20. Include a risk factor that addresses the risk to investors of your substantial indebtedness, including a quantification of your total long term debt. We note the disclosure on page 90.

21. Refer to the fourth risk factor. We note that you have taken steps to remediate your material weakness. Disclose whether the weakness has been remediated and whether your auditors have concurred. Discuss the effects that a material weakness in internal controls has on the ability of investors to rely on your financial statements.

22. The last paragraph of the twenty-seventh risk is the same as the last paragraph of the twenty-fifth risk factor. Similarly, the twenty-eighth risk factor is the same as the twenty-sixth risk factor. Similarly, the first paragraph of the twenty-ninth risk factor is the same as the first paragraph of the twenty-seventh risk factor. We assume that these redundancies are inadvertent. Please revise.

Methods for Voting Proxies, page 42

23. You state that "If you sign and return your proxy card...without providing voting directions, your shares will be voted as recommended by our board of directors." Revise the form of proxy to state in bold face type how it is intended to votes the shares represented by the proxy if a choice is not specified by the stockholder. See
Rule
14a-4(b)(1) of Regulation 14A. Alternatively, delete this sentence.

Purposes of the Merger, page 44

24. Describe and discuss in sufficient detail the options reviewed by the board of directors and management before determining to pursue the transactions to effect the merger and the initial public offering. Also discuss why these other options were not pursued. We note the answer to Q4 on page 2.

What You Will Be Entitled to Receive Pursuant to the Merger, page
45

25. Explain how any fractional share interests will be aggregated and allocated to a series of class A preferred stock. We note the disclosure in section 2.1(a)(i)(3) of annex A.

Interests of Our Directors and Executive Officers in the Merger,
page
49

26. If members of the board of directors and executive officers have interests in the merger that are different from or in addition to those of other stockholders` interests, describe and quantify all their additional interests, including any vested and unvested stock options, vested and unvested restricted stock awards, vested and unvested stock units, or a combination of those components. Also include this information in the summary section.


Conditions to the Merger, page 52

27. Refer to the last bullet point on page 52. Indicate the status of any governmental compliance or approval. See Item 3(i) of Form S-
4 and instruction 7(b)(5) to Item 14 of Schedule 14A

Material Federal Income Tax Consequences to Stockholders, page 53

28. We understand that you intend to file by amendment the tax opinion. If SAIC`s counsel elects to use a short form tax opinion, the exhibit 8 short form opinion and the proxy statement/prospectus both must state clearly that the discussion in this subsection is the opinion. It is unacceptable for a short form opinion or the proxy statement/prospectus to state that the discussion in the prospectus is a fair and accurate summary or a fair and accurate discussion of the tax consequences.

Results of Operations, page 76

29. Quantify in dollar amounts each component that attributed to changes in results of operations. We note that for some components you describe changes in dollar amounts, for some you describe percentage changes, and for some you do not disclose the changes at all.

Cash Used in Investing Activities, page 88

30. We note your disclosure of 2004 capital expenditures. Discuss anticipated capital expenditures and how you will fund them.

31. Describe briefly the business acquisitions that you completed in
2004 and 2005.

Critical Accounting Policies, page 98

32. Expand your critical accounting policies disclosure to include:

* Revenue recognition. State the amount of your loss contract accrual recorded as of January 31, 2005 and July 31, 2005, including the amount of contract losses recognized in your consolidated statements of income for the three years ended January 31, 2005 and the six months ended July 31, 2005.

* Revenue recognition. Include your policy for recognizing pre-contract costs, as we note they could be material to your operating results. See page 35. Also include your policy for recognizing change orders and claims.

For your Telkom South Africa contingency, update your disclosure for any new events that have transpired. Also disclose, if true, that you do not believe that a material loss is probable for this legal issue. Your disclosure should make it clear to an investor how you arrived at such a determination.

For your INTESA joint venture employee suits on unpaid severance and pension benefits, disclose the aggregate amount that the employees are claiming to allow an investor to understand the exposure of reasonably possible loss. Refer to paragraph 10 of SFAS 5 for guidance.

Gracian v. SAIC Class Action Lawsuit, page 122

33. Quantify the amount of overtime compensation, penalties, interest, punitive damages, and attorney fees that the plaintiff is seeking.

Overview, page 103

34. Explain what "IDIQ" stands for, and describe briefly the program.

Management, page 123

35. In the biographical paragraph of Dr. Thomas P. Smith, III on page
126, describe briefly his business experience during the past five years. See Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 142

36. Describe in this section`s second paragraph the consulting services provided by Mr. J.R. Beyster to SAIC.

37. The purpose and terms of the mechanics of the NetworkCar, Inc. and The Reynolds and Reynolds Company merger are unclear. Clarify whether The Reynolds and Reynolds Company is related to you or any directors and officers. Describe the "certain stockholder constituencies," and disclose who the other parties were who received the reallocated consideration, including whether they included directors or officers. Clarify why the consideration was necessary to receive the stockholder constituencies` consent. Describe and quantify the "certain capital contributions," to whom they were made, and why they were made.

Additional Preferred Stock, page 150

38. Indicate whether SAIC`s board of directors has any intent to issue shares of preferred shares.

Stock Price Formula, page 156

39. Explain briefly how "5.66" was determined as a component of the equation and the reason for its inclusion in the formula.

Consolidated Balance Sheets, page F-7

40. We note that you have repurchased common stock from your employees on a regular basis. However, it does not appear that you have presented the repurchased shares as treasury stock. Furthermore, we did not note any disclosure stating that upon repurchase of common stock by SAIC the common stock is retired. Revise or confirm to us that the stock is retired when repurchased.

Note 2.  Business Segment Information, page F-18

41. We note in the "Message to Stockholders" in your fiscal year
2005
annual report that you have included a discussion of the five operating groups comprising your government segment. In this discussion each of these five operating groups, subsequently reorganized into six operating groups, has a separate group president and materially disparate growth rates. It is unclear whether the aggregated segments still have the similar economic characteristics that presumably existed in prior years. Provide us copies of all the different types of reports reviewed by your CODM on a regular basis, for example, daily, weekly, monthly, quarterly, annually. See the guidance in paragraph 10(b) of SFAS 131.

Undertakings, page II-3

42. Include in the undertakings the "Provided, however" paragraph specified by Item 512(a)(1) of Regulation S-K.


Form of Proxy

43. The form of proxy filed on the EDGAR system is illegible. See Rule 420 of Regulation C under the Securities Act, and revise.

10-K

Evaluation of Disclosure Controls and Procedures, page 51

44. We note the disclosure that Messrs. Kenneth C. Dahlberg and Thomas E. Darcy concluded that your disclosure controls and procedures were effective. Revise in future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective also to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions about required disclosure. See Rule 13a-
15(e) under the Exchange Act.

Exhibit 21

45. Include in future filings the state or other jurisdiction of incorporation or organization of each listed subsidiary. See Item 601(b)(21)(i) of Regulation S-K.

Closing

	File an amendment to the S-4 in response to the comments. To expedite our review, SAIC may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If SAIC thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since SAIC, Science Applications International Corporation, and their management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If SAIC requests acceleration of the registration statement`s effectiveness, SAIC should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve SAIC and Science Applications International Corporation from their full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* SAIC and Science Applications International Corporation may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that SAIC and Science Applications International
Corporation provide us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Tracey L. Houser, Staff Accountant, at (202) 551-3736 or Alfred P. Pavot,
Jr.,
Staff Accountant, at (202) 551-3738.  You

may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202)
551-3767.

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief

cc:	Neal H. Brockmeyer, Esq.
	Jeffrey C. Thacker, Esq.
	Sarah A. Solomon, Esq.
	Heller Ehrman LLP
	4350 La Jolla Village Drive
	San Diego, CA 92122



Douglas E. Scott, Esq.
September 28, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE